SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 29 , 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     X          Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Press release

Veolia Environnement completes its efforts to concentrate on its strategic activities and continues to strengthen its financial condition

Veolia Environnement has signed a definitive agreement for the sale of its stake in B 1998 S.L., the holding company that owns 52.5% of FCC

Paris, July 29th, 2004. Veolia Environnement (Euronext: VIE and NYSE: VE), announces that it has entered, on July 28th 2004, into a definitive agreement to sell its 49% stake in B 1998 S.L., the holding company which owns 52.5% of Fomento de Construcciones y Contratas (“FCC”), to a company controlled by Mrs. Esther Koplowitz. The transaction will reduce Veolia Environnement’s net indebtedness by €1.1 bn, and will result in a total cash payment to Veolia Environnement of € 916 million (before transaction fees), including an exceptional dividend to be paid by B 1998 to Veolia Environnement prior to the sale.

“FCC would like to remain a highly diversified group, while we are completing our effort to concentrate on our environmental services business,” said Henri Proglio, Chairman and Chief Executive Officer of Veolia Environnement. “Because our development strategies are not completely aligned, I have decided, together with our Board of Directors, to pursue the best possible option: the sale of our stake on highly satisfactory terms, in the best interest of our shareholders. We will still continue to be interested in the Spanish environmental services market, which remains robust.”

The transaction, which is expected to be completed by the end of the third quarter of 2004, is subject to applicable Spanish anti-trust regulatory approvals.

FCC, a publicly-listed company on the Madrid Stock Exchange since 1900, is one of Spain’s most important construction companies, with over 61,300 employees and €6,051 million of consolidated revenues in 2003. Approximately 48% of FCC’s 2003 revenues were realized in its construction business, 28% in services, 14% in cement and 10% in other activities.

For Veolia Environnment, the transaction reflects its strategy to concentrate on its core environmental services activities. It will also allow Veolia Environnement to strengthen its financial condition. At the same time, FCC will be able to pursue its development in its three main activities: construction, cement and services.

Veolia Environnement currently accounts for its 49% interest in FCC under the proportional consolidation method. Veolia Environnement’s interest in FCC contributed €2,965 million to its consolidated revenues in 2003, and €275 million to its consolidated EBIT. (EBIT corresponds to operating income as defined under Regulation 99-02 of the CRC, the French accounting regulations authority).

Taking into account the debt of B 1998 and the proportional consolidation of FCC in Veolia Environnement’s consolidated accounts, this transaction will result in a €1.1bn decrease in Veolia Environnement’s net indebtedness. The sale terms implicitly value FCC within B 1998 at approximately €30 per FCC share.

Veolia Environnement acquired its stake in FCC from Vivendi in 2000 for a total consideration of €691 million. The book value of FCC in Veolia Environnement’s consolidated accounts is €810 million as of December 31, 2003.

A conference-call is organised by Veolia Environnement on
Thursday 29th of July, 2004 at 9.30 am (Paris time)
 with Jérôme Contamine (Senior Executive Vice President)

Please dial the following number

+44 208 400 63 08
or
+33 1 56 38 35 08

A replay is available until August 5th, 2004

Action Replay US: +1 303 590 30 00 (pincode 11004656#)

Action Replay UK: +44 208 515 24 99 (pincode 112611#)

Action Replay FR: +33 1 70 99 32 94 (pincode 132668#)

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to the ability of Veolia Environnement to complete its divestiture transactions as a result of customary conditions precedent and closing adjustments, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 941 362 24 35

Press release also available on our web site: http//veoliaenvironnement-finance.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2004

VEOLIA ENVIRONNEMENT
By: /s/ Henri Proglio Name: Henri Proglio Title: Chairman and Chief Executive Officer